RMK

SEC

17005272

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transactiondrivers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Manning Avenue
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kane (424) 322-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Ste 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transactiondrivers LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 18TH day of FEB., 2017, by
Date *Month* *Year*
(1) MICHAEL KANE
(and (2)______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________________
Signature of Notary Public

PATRICK ALLEN MAGNO
Commission # 2096698
Notary Public - California
Los Angeles County
My Comm. Expires Jan 11, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: FORM X-17A-5 Document Date: 02.18.17
Number of Pages: _____ Signer(s) Other Than Named Above: ______________________________

KANE & COMPANY

Investment Bankers

The Independent Underwriter™

Michael W. Kane, Ph.D., J.D.
Managing Partner

February 18, 2017

Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

TransactionDrivers LLC dba Kane & Company

RE: SEC File # 8-46579

BD CRD # 35213

Transmitted herewith please find one (1) copy of the independently audited financial statements for **TransactionDrivers LLC** *dba Kane & Company* for the year ended December 31, 2016.

Please note that we have elected confidential treatment for all of our financial statements except for the statement of financial condition.

Therefore, we have included separately a statement of financial condition for the purposes of public inspection.

Both versions have been marked accordingly.

Respectfully,

TransactionDrivers LLC dba Kane & Company

Michael W. Kane
Managing Partner

PUBLIC

Enclosures

ACQUISITIONS · DIVESTITURES · EXCLUSIVE SALES · GOING PUBLIC GOING PRIVATE · FINANCIAL ADVISORY · VALUATION OPINIONS
BUSINESS DEVELOPMENT SUPPORT · STRATEGIC FINANCIAL FEASIBILITY ANALYSIS

1000 MANNING AVENUE | LOS ANGELES CALIFORNIA 90024
TELEPHONE 310 208-1166 | MichaelKane@Kaneco.com

TransactionDrivers LLC dba Kane & Company Report Pursuant to Rule 17a-5 (d) Financial Statements For the Year Ended December 31, 2016

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3-4

The accompanying notes are an integral part of these financial statements.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Transactiondrivers LLC dba Kane & Company

We have audited the accompanying statement of financial condition of Transactiondrivers LLC dba Kane & Company as of December 31, 2016. This financial statement is the responsibility of Transactiondrivers LLC dba Kane & Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the statement of financial condition referred to above, present fairly, in all material respects, the financial position of Transactiondrivers LLC dba Kane & Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 15, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Current Assets		
Cash in bank		$ 193,909
Maintenance Contract		912
Security Deposit		5,250
		200,071
Property and equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	9,890	
	16,315	
Accumulated Depreciation	(12,160)	
Net property and equipment		4,155
Total assets		$ 204,226

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Current Liabilities		
CA State Tax Payable	$ 2,500	
Total Liabilities		2,500
Member's equity		201,726
Total liabilities and member's equity		$ 204,226

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining its only office in Los Angeles, California. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues consist of fees for advisory services in connection with mergers and acquisitions, consulting fees for business operations, financial consulting unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at its estimated value at the date contributed by the Managing Member. Depreciation of property and equipment is provided over their estimated useful life which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2016.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

Income Taxes

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the member and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

Incorporation of Accounting Standards Updates

Company management has reviewed the accounting standards updates issued by the Financial Accounting Standards Board that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). Company management also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that exceed a materiality threshold requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, that requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2016, the net capital was $191,409 which exceeded the required minimum capital by $186,409 and the aggregate indebtedness to net capital ratio was 1.31 to 1, which is less than the 15 to 1 maximum allowed.

(4) Related Party Transactions

In 2016, the Company engaged Manning Financial, Inc. for monthly bookkeeping and administrative (ministerial) services. Manning Financial, Inc. is owned by an affiliate of the Manager and sole Member of the Company. For the year ended December 31, 2016, the Company paid $41,000 to this related party for services during the year, which is recorded in professional fees on the Company's statement of income.